UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 21, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI ANNOUNCES EXECUTIVE LEADERSHIP STRUCTURE**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

21 May 2013

AngloGold Ashanti Announces Executive Leadership Structure

(ANGLOGOLD ASHANTI) – AngloGold Ashanti today announced changes to its executive leadership team as a central part of its transition to streamline the business and deliver long-term, sustainable value to stakeholders.

The Executive Committee structure is designed to ensure that the team is best positioned to address the strategy and current imperatives of the company. Specifically, the new structure:

- Brings the Company's operations under a joint Chief Operating Officer ("COO") model, whilst offering the Chief Executive Officer strong technical support in his focus on key business imperatives;
- Clusters the Group's operating regions under the two COOs , so that decision making and integration is seamless, while maintaining strong technical checks and governance oversight;
- Fills the Chief Financial Officer ("CFO") role from within the current Executive Committee, while initiating succession planning for this role; and
- Removes duplication and overlap across the company to ensure better efficiency and reduced costs.

"The leadership team has worked hard to deliver a number of successes through challenging times, and has reaffirmed its commitment to drive value creation in the business," Chief Executive Officer, Srinivasan Venkatakrishnan, known as Venkat, said. "This streamlined structure plays to each individual's strengths and better aligns our collective work so that we can deliver on our objectives".

The Executive Committee restructuring now underway will see the CEO lead a team of nine executives (previously 12), structured as follows:

Operating and Technical Roles
- **Mike O'Hare** retains his leadership role of the South African operations as co-COO with responsibility for AngloGold Ashanti's three operating regions in South Africa (West Wits, Vaal River and Surface Operations) and will continue to retain accountability for the Company's technology project in South Africa.
- **Ron Largent** takes on the role of co-COO, adding the Continental African operations to his current Americas portfolio, with the addition of the Australian operations once Tropicana completes its first gold pour later in the year. Mr. Largent will continue to lead the team aimed at removing $500m from our operating cost base within an 18 month period.

- **Graham Ehm** will continue to lead the Australian business until Mr Largent takes over the Sunrise Dam and Tropicana operations, and will work closely with Mr Anthony O'Neill as he takes on the role of Executive Vice President ("EVP") Planning and Technical, which will include oversight over safety, business planning, asset optimisation, capital investment optimisation and monitoring (including projects, studies, and exploration), Project ONE, risk management and other technical disciplines and related centres of excellence.

Corporate Roles
- **David Noko** continues in role as EVP Sustainable Development, with accountability for environment, community, health, security and special projects. Mr Noko will support the CEO and COO's on matters relating to AngloGold Ashanti's involvement in industry institutions in South Africa and global institutions relating to sustainable development.
- **Charles Carter** will transition the Colombia business to Mr Largent and will take on the role of EVP Strategy and Business Development, with accountability for the Group's strategy, business development, corporate finance, investor relations, communications and will also deputize for the CEO in his absence. Mr. Carter will continue to work closely with Mr. Largent on the approach and strategy for the company's activities in Colombia
- **Italia Boninelli** continues in role as EVP People & Organisational Development, with accountability for the company's System for People, Human Resources, corporate services and organisational redesign.
- **Richard Duffy** moves from his current Continental Africa role to take up the position of CFO, with accountability for Financial Accounting, Management Accounting, Treasury and balance sheet management, Group Taxation, and other financial matters. In terms of the JSE Listings Requirements, Mr Duffy will also be appointed as an executive director of the Company. Both appointments will be effective 1 June 2013. The global search for a CFO announced on 8 May 2013 will continue, to find a successor to Mr Duffy in due course.
- **Ria Sanz** takes on the role of EVP and continues as Group General Counsel and Company Secretary, with accountability for legal affairs, compliance, Company Secretarial and integrated reporting.
- **Yedwa Simelane** becomes EVP Stakeholder Relations and Marketing, with accountability for stakeholder and government relations, marketing and sustainability reporting. Ms Simelane will also support the Chairman and CEO's offices in relation to government relations and the company's involvement in multilateral organisations and the World Gold Council.

Mr Michael MacFarlane, who held the role of EVP Strategy and Business Planning, has decided to return to Canada to be with his family.

Mr. Anthony O'Neill, who acted as joint interim Chief Executive Officer with Venkat following the departure of Mark Cutifani, remains on the Company's Board as an Executive Director and, as stated in our first quarter earnings release on 13 May 2013, will revert to his role as EVP Business and Technical Development while assisting Mr. Ehm and Mr. Largent as they transition into their new roles.

Commenting on changes underway, Venkat, said: "These leadership changes, which should be completed by the third quarter, will ensure a seamless transition period as the business is reorganised and management continues to act aggressively on its strategy to maximise sustainable free cash flow from a high quality portfolio, while maintaining the integrity of the business, which is especially important in these difficult times."

"I would like to offer my sincere thanks to Tony O'Neill in particular for his help during this transition. Tony has been a significant pillar of support and guidance to me personally as well as to the broader team and he has led the technical, business development and exploration teams with distinction over the past five years. Mike MacFarlane has pioneered the new technology initiative in our South African business and has worked hard to set-up the local team for future success, for which we are most grateful."

About AngloGold Ashanti

AngloGold Ashanti is a global gold mining company and the world's third largest gold producer. Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations on four continents and one of the gold industry's most successful exploration teams which work across both the established and new gold producing regions of the world. This includes land positions in Colombia, Guinea and Australia, among others. AngloGold Ashanti produced 3.944Moz of gold in 2012, generating $6.35bn in gold income. As at 31 December 2012, AngloGold Ashanti's Ore Reserve totalled 74.1Moz.

The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London and Ghana, as well as being quoted in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

JSE Sponsor: UBS South Africa (Pty) Limited

ENDS

Contacts

Media | **Tel:** | | **E-mail:**
Alan Fine | +27-11 637- 6383 / +27 (0) 83 250 0757 | | afine@anglogoldashanti.com
Chris Nthite | +27 (0) 11 637 6388/+27 (0) 83 301 2481 | | cnthite@anglogoldashanti.com
Stewart Bailey | +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 | | sbailey@anglogoldashanti.com
General inquiries | | | media@anglogoldashanti.com

Investors
Stewart Bailey | +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 | | sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) | +1 (212) 858 7702 / +1 646 379 2555 | | sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe) | +44 779 497 7881 / +44 1225 93 8483 | | mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa) | +27 11 6376763 / +27 82 821 5322 | | fmgidi@anglogoldashanti.com
General inquiries | | | investors@anglogoldashanti.com

IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 21, 2013

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary